January 8, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:         Anu Dubey, Division of Investment Management

Re:	Virtus Retirement Trust File Nos. 033-80057 and 811-9140 Post-Effective Amendment No. 32

Dear Ms. Dubey:

Thank you for your additional telephonic comments on January 5, 2016 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Retirement Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2015. Below, we describe the changes made to the registration statement in response to the Staff’s additional comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on January 8, 2016.

Comment 1.                Page 1, Virtus DFA 2015 Target Date Retirement Income Fund, Investment Objective. Regarding your response to Comment #2 of our previous round of comments, the Staff disagrees with your conclusion regarding use of the term “income” in the funds’ names and its use in the funds’ investment objectives. Based on the use of the term in the funds’ names, the Staff believes that the funds’ investment objectives should emphasize the fund’s focus on income. Please refer to the FAQ, question #9, associated with the SEC Name Rule.

Response 1.                We have reviewed the referenced FAQ and believe that the funds’ investment objectives as written meet the guidelines contained therein. Therefore we have made no changes in response to this comment.

Comment 2.                Page 2, Principal Investment Strategies. Regarding Comment #5 of our previous round of comments, the comment was actually that you include the actual glide path illustration for each individual fund in the respective summary section of the prospectus, not just a general description of the glide path.

Response 2.                Based on the original comment, we have revised the principal investment strategies in the summary section to include a description of the allocation changes that will take place over the life cycle of each fund. We believe that this additional description provides sufficient information about the asset allocation changes and the glide path for purposes of the summary section of the prospectus. However, in response to this most recent comment, we have further revised the summary section disclosure to include a cross reference to the asset allocation strategy and the glide path illustration in the Item 9 disclosure section. We note that the glide path illustration as it currently appears is appropriate for use with each fund since the key reference in the illustration is “target date,” which would correspond to the target date used in the name of each of the funds and would show the composition of that fund leading up to, at and after that target date. In the spirit of the purpose and intent of the Item 4 disclosure guidelines and

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requirements, we do not believe that providing tailored glide paths in each fund’s summary sections would be of sufficient additional informational value to investors to warrant the additional length and clutter in the summary sections.

Comment 3.                SAI, Page 70, Fundamental Investment Limitations, Restriction #2. Regarding your response to Comment #16 of our previous round of comments, please reconsider adding disclosure to the effect that the fund will consider the concentration policy of the underlying funds when applying its own.

Response 3.                We have made the requested revision.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc: Ann Flood

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